Memorandum of understanding

Dated:  January 15, 2010

RECITAL:

1.  The parties involved in this legal and binding Memorandum of Understanding between Garb-Oil and Power Corporation (Garb) and LeRoy Jackson (LWJJ who are know as the parties.

2.  For the $5000.00 invested by LeRoy Jackson (LWJ to Garb Oil and Power Corporation (Garb) then (Garb) will provide 50,000 shares of Garb-Oil and Power Corporation common stock.  This common stock will be converted into Class B Preferred Shares as soon as they are issued, pending SEC approval.  The Shares will have 10:1 voting rights and 10:1 conversion rights with a par value of $5.00 per share.

3.  It is agreed between the parties that the $5000.00 invested will be utilized in the following Manner:  LWJ requires that the $5,000.00 shall NOT be used to pay past due bills of Garb or any General Office Expenses, such as rent, phone, credit card debt, payroll or any other general office expenses.  LWJ DOES required that the money be used EXCLUSIVELY for expenses relating to Garbs travel and business expenses that occur by Garb to meet with potential customers for the purpose of signing agreements and contracts relating to Garbs bringing buyers and sellers together.  To enforce this stipulation LWJ requires copies of receipts, such as air travel, lodging and food wile going and coming from Garb's appointment, such as to Abu Dhabi, Chile, Italy, United States and ect.  At such time as these receipts add up to the $5,000.00, this use of this agreement will have been accomplished.

4.  The conditions and agreements made in this MOU shall remain in force and effect until all of the $5,000.00 have been used for the purpose as set forth above or until Garb has successfully negotiated the business transaction and obtained a fee for Garb's services by bringing the potential buyer and seller together and Garb has earned Garb's initial fee.

SECURITY:

1.  The parties agree to the following:  If this agreement is not abided by, then the Officers and Directors will return the $5,000.00 investment to LWJ with an added penalty of $2,000.00.  Any stock given in this agreement will be retained by LWJ and forfeited by Garb.

2.  LWJ requires evidence of the Commitment made by a recent potential Investor who has agreed to loan or purchase stock equity position.  Garb has agreed to provide LWJ information as to this commitment by giving this potential investor name, address and the amount committed.  Such information shall be confidential and LWJ will not disclose this information to any other party.

GENERAL PROVISIONS

1.  Reference here is made to a prior loan agreement between Rodaric Group and Garb.  The Conventional Loan Document (Promissory Note) dated October 7, 2005 and the First Amendment dated April 6, 2009 shall remain in full force and effect and does not relate to this Memorandum of Understanding.

2.  Terms and conditions of this MOU cannot be changed unless a written and signed  documents outlines any such changes.

Salt Lake City, Utah
January 15, 2010

__________________________________           _________________________________
John Rossi - CEO                                                           LeRoy Jackson,
Garb-Oil and Power Corporation                                 Individual